     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 18, 1997

                                                      REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           MIDCOM COMMUNICATIONS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       WASHINGTON                                              91-1438806
            (STATE OR OTHER JURISDICTION OF                                 (I.R.S. EMPLOYER
             INCORPORATION OR ORGANIZATION)                              IDENTIFICATION NUMBER)

                               1111 THIRD AVENUE
                               SEATTLE, WA 98101
                                 (206) 628-8000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               STEVEN P. GOLDMAN
                                GENERAL COUNSEL
                           MIDCOM COMMUNICATIONS INC.
                               1111 THIRD AVENUE
                               SEATTLE, WA 98101
                                 (206) 628-8000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                                THOMAS S. HODGE
                               MICHAEL A. SKINNER
                        HELLER EHRMAN WHITE & MCAULIFFE
                     6100 COLUMBIA CENTER, 701 FIFTH AVENUE
                           SEATTLE, WASHINGTON 98104
                                 (206) 447-0900
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If the only securities being offered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                          CALCULATION OF REGISTRATION

===========================================================================================================
                                                                        PROPOSED MAXIMUM
        TITLE OF EACH CLASS                           PROPOSED MAXIMUM      AGGREGATE         AMOUNT OF
           OF SECURITIES              AMOUNT TO BE     OFFERING PRICE       OFFERING        REGISTRATION
         TO BE REGISTERED              REGISTERED      PER SECURITY(1)      PRICE(1)           FEE(2)
-----------------------------------------------------------------------------------------------------------
Common Stock, par value $.0001 per
  share............................    $1,652,212           $6.81          $11,251,564        $3,409.56
===========================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457, based upon the average high and low prices of the Company's common stock as reported on the Nasdaq National Market on April 15, 1997.
(2) Of the securities covered by this Registration Statement, 1,573,659 shares are also covered by an earlier Registration Statement on Form S-1, File No. 333-16681, declared effective by the Commission on April 8, 1997, and accordingly, no fee is paid herewith with respect to such shares. A filing fee of $162.10 relating to the 78,553 additional shares which are not covered by the earlier Registration Statement has been paid in connection with this filing.
                            ------------------------

    PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE PROSPECTUS INCLUDED AS A PART OF THIS REGISTRATION STATEMENT ALSO RELATES TO SECURITIES OF THE REGISTRANT COVERED BY AN EARLIER REGISTRATION STATEMENT ON FORM S-1, FILE NO. 333-16681, DECLARED EFFECTIVE BY THE COMMISSION ON APRIL 8, 1997, AND THIS REGISTRATION STATEMENT IS DEEMED TO CONSTITUTE POST-EFFECTIVE AMENDMENT NO. 1 TO THE EARLIER REGISTRATION STATEMENT.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED APRIL 18, 1997

PROSPECTUS

                                1,652,212 SHARES

                           MIDCOM COMMUNICATIONS INC.
                                  COMMON STOCK
                            ------------------------

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     This Prospectus relates to the public offer and sale of up to 1,652,212 shares (the "Securities") of common stock, par value $.0001 per share (the "Common Stock"), of MIDCOM Communications Inc. ("Midcom" or the "Company") which were privately offered by the Company in a series of unrelated transactions and which may be offered from time to time for the account of the holders thereof named herein (the "Selling Securityholders"). See "Selling Securityholders" and "Plan of Distribution." Information concerning the Selling Securityholders may change from time to time, which changes will be set forth in an accompanying Prospectus Supplement.

     The Common Stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "MCCI." The closing sale price of the Common Stock reported on Nasdaq on April 17, 1997 was $7 1/4 per share.

     The Company has been advised by the Selling Securityholders that the Selling Securityholders, acting as principals for their own account, directly or through agents, dealers or underwriters to be designated from time to time, may sell the Securities from time to time on terms to be determined at the time of sale through customary brokerage channels, negotiated transactions or a combination of these methods at fixed prices that may be changed, at market prices then prevailing or at negotiated prices then obtainable. To the extent required, the number of Securities to be sold, the names of the Selling Securityholders, the purchase price, the public offering price, the name of any agent, dealer or underwriter, the amount of any offering expenses, any applicable commissions or discounts and any other material information with respect to a particular offer will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. Each of the Selling Securityholders reserves the right to accept and, together with its agents from time to time, to reject in whole or in part any proposed purchase of the Securities to be made directly or through agents. The aggregate proceeds to the Selling Securityholders from the sale of the Securities offered by the Selling Securityholders hereby will be the purchase price of such Securities less any discounts or commissions. The Company will receive no portion of the proceeds from the sale of the Securities offered hereby and will bear certain expenses incident to their registration. See "Plan of Distribution."

     No person has been authorized to give any information or to make any representation other than those contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, any of the Securities to any person in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS APRIL 18, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy materials and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is quoted on the Nasdaq National Market. Such reports, proxy materials and other information may also be inspected at the National Association of Securities Dealers, Inc., at 1735 K Street, N.W. Washington, D.C. 20006. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contracts or other documents referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit or incorporated by reference into the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the Commission or obtained upon payment of prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company hereby incorporates by reference in this Prospectus (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; and
(b) the description of the Company's Common Stock set forth in that certain Registration Statement on Form 8-A, dated May 22, 1995, all of which have been filed with the Commission pursuant to the Exchange Act.

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such reports and documents. Any statement included or incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of the other documents incorporated herein by reference, other than exhibits to such documents unless they are specifically incorporated by reference into such documents. Requests for such copies should be directed to the Company's General Counsel at1111 Third Avenue, Suite 1600, Seattle, Washington 98101, telephone (206) 628-8000.

                                  THE COMPANY

     MIDCOM Communications Inc. provides long distance voice and data telecommunications services. As primarily a nonfacilities-based reseller, Midcom principally utilizes the network switching and transport facilities of Tier I long distance carriers, such as Sprint Corporation ("Sprint"), WorldCom, Inc. ("WorldCom") and AT&T Corp. ("AT&T"), to provide a broad array of integrated long distance telecommunications services on a seamless and highly reliable basis. Midcom's service offerings include basic "1 plus" and "800" long distance service, frame relay data transmission service, wireless service, dedicated private lines between customer locations and enhanced telecommunications services such as facsimile broadcast services and conference calling.

     Midcom focuses on serving small to medium-sized businesses. The Company believes that the larger long distance carriers, such as AT&T, Sprint, WorldCom and MCI Communications Corporation ("MCI"), tend to focus their sales and customer support efforts on residential and large commercial customers and do not routinely provide significant pricing discounts for small to medium-sized businesses. By purchasing large usage volumes from the facilities-based carriers at wholesale prices, Midcom seeks to offer its customers more favorable pricing than they could obtain from such carriers directly. In addition, the Company believes that businesses in this market segment do not typically have in-house telecommunications expertise and therefore require more assistance with the assessment and management of their telecommunications requirements. As a result, the Company believes that it is able to differentiate its service offerings from the larger carriers in this market segment on the basis of price, breadth of service offerings, customer service and support and the ability to provide customized solutions to the telecommunications requirements of its customers.

     Midcom believes that the Telecommunications Act of 1996 (the "Telecommunications Act") will substantially expand its market opportunities. The Telecommunications Act removes substantial legal barriers to competitive entry into the local telecommunications market and directs incumbent local exchange carriers to allow competing telecommunications service providers such as the Company to interconnect their facilities with the local exchange networks, to lease network components on an unbundled basis and to resell local telecommunications services. According to Federal Communications Commission ("FCC") and other industry estimates, in 1995 long distance providers reported revenue of $72.4 billion while local telecommunications providers reported revenue of $102.9 billion.

     Midcom was incorporated in the State of Washington in 1989. Its executive offices are located at 1111 Third Avenue, Seattle, Washington 98101, and its telephone number is (206) 628-8000.

                         FORWARD-LOOKING STATEMENTS AND
                  THE PRIVATE SECURITIES LITIGATION REFORM ACT

     Statements included or incorporated by reference herein concerning expectations for the future constitute forward-looking statements which are subject to a number of known and unknown risks, uncertainties and other factors which might cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements included or incorporated by reference herein include, but are not limited to, those concerning anticipated growth in sales, services-per-customer ratio and profitability; deployment of a network of high capacity local and long distance switching facilities; introduction of local and other additional telecommunications services; geographic expansion; increases in sales, customer service and other personnel; improvements in customer service; sales through new sales channels; adequacy of available sources of working capital to implement strategies; negotiation of more favorable carrier supply contacts; and expectations for growth in the telecommunications industry. Relevant risks and uncertainties include, but are not limited to, unanticipated actions by competitors, regulatory or other obstacles which restrict the Company's ability to implement local or other services, greater than expected costs to open new offices, install switching equipment or execute other aspects of the Company's growth strategy, greater than expected customer attrition, inability to hire and retain key personnel, unfavorable determinations of pending lawsuits or other disputes, inability to obtain more favorable pricing and other terms from suppliers, inability to secure additional sources of working capital if and when needed, inability to manage growth or integrate acquired operations and regulatory changes. Additional risks and uncertainties include those described in "Risk Factors" below and those described from time to time in the Company's other filings with the Commission, press releases and other communications.

                                  RISK FACTORS

     Prospective investors are strongly cautioned that an investment in the Securities offered hereby involves a very high degree of risk. The Company's ability to halt the deterioration of its results of operations and financial condition and successfully implement its operating strategy is subject to an unusual number of material risks and uncertainties. Prospective investors should not dismiss as "boilerplate" or "customary" disclosure the risk factors set forth below. The contingencies and other risks discussed below could affect the Company in ways not presently anticipated by its management and thereby impair its ability to continue as a going concern and materially affect the value of its debt and equity securities, including the Securities offered hereby. A careful review and understanding of each of the risk factors set forth below, as well as the other information contained in this Prospectus, is essential for an investor seeking to make an informed investment decision with respect to the Securities. The risk factors set forth below should be read in conjunction with the more detailed discussion of the Company's business which appears in the Company's reports filed with the Commission.

ABILITY TO CONTINUE AS A GOING CONCERN;
NEED FOR ADDITIONAL WORKING CAPITAL

     As a result of Midcom's rapid growth, substantial operating losses, billing and collection cycle, acquisition strategy and other factors, the Company has required substantial external working capital. In addition to funds required for day to day operations, the Company's principal working capital requirements include capital expenditures (including those associated with the proposed installation of new switching facilities), interest and principal payable under the Notes and other contingencies and obligations. The Notes will mature on August 15, 2003. Interest on the Notes is due semi-annually on February 15 and August 15 of each year, in the aggregate amount of approximately $4.0 million for each payment. The report of the Company's independent auditors with respect to the Company's 1996 Consolidated Financial Statements set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 states that the Company's recurring operating losses and shareholders' deficit raise substantial doubt about the Company's ability to continue as a going concern. Similar going concern disclosure is contained in the auditor's report with respect to the Company's 1995 Consolidated Financial Statements. The Company's 1996 Consolidated Financial Statements were prepared assuming the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result from this uncertainty.

     The Company's available sources of working capital at April 15, 1997 consisted of cash flow from operations and approximately $11.0 million in cash and short-term, investment grade, interest-bearing securities, which represented the remaining net proceeds from the Private Placement. Prior to completion of the Private Placement in August 1996, the Company had for several months experienced a severe working capital short-fall which required the Company to seek extended payment terms from certain of its suppliers, delay payments to many of its suppliers and other vendors, delay or cancel purchases and take other steps to conserve operating capital. Also, for several months prior to the completion of the Private Placement, the Company was in default of certain financial and other covenants under the Company's then-existing revolving credit facility (the "Transamerica Credit Facility"), although the lenders continued to permit borrowings under that facility. The existence of defaults under the Transamerica Credit Facility also constituted defaults under certain of the Company's capital leases. For these reasons, the auditor's report with respect to the Company's 1995 Consolidated Financial Statements included the going concern disclosure referred to above. In connection with the completion of the Private Placement and the application of the net proceeds therefrom to the repayment in full of all borrowings under the Transamerica Credit Facility, the lenders waived all then-existing defaults and amended the financial covenants under the facility to levels forecasted to be consistent with Midcom's revised business plan. However, the decline in revenue and related gross profit in the last two quarters of 1996, due in significant part to the unanticipated loss of revenue from a customer base which is the subject of a dispute, caused the Company again to be in default of certain financial covenants under the Transamerica Credit Facility. Due to the existence of these defaults and an insufficient borrowing base to satisfy a $20.0 million minimum excess availability requirement, no borrowings were available to the Company under the Transamerica Credit Facility and the lenders terminated the facility in January 1997.

     In February 1997, the Company entered into a new revolving credit agreement with Foothill Capital Corporation (the "Foothill Credit Facility") which will permit borrowings of up to $30.0 million (subject to borrowing base limitations) secured by substantially all of the assets of the Company. Borrowings under the Foothill Credit Facility will not be available until satisfaction of a number of conditions, consisting primarily of final documentation of security arrangements, which is expected to occur by May 1997. In addition, in February 1997 the Company entered into a lease facility under which approximately $13.0 million is available for acquisition of capital equipment, which the Company expects to use primarily to finance the purchase of high capacity switching equipment.

     As of April 15, 1997, the Company estimated that it will require between $40.0 million and $50.0 million in order to fund operating losses, working capital requirements and capital expenditures during the remainder of 1997. The Company believes that it will be able to satisfy the conditions to borrowing under the Foothill Credit Facility by May 1997. Assuming borrowings become and remain available under the Foothill Credit Facility and the Company achieves anticipated revenue growth, the Company believes that the remaining proceeds from the Private Placement together with funds available under the Foothill Credit Facility, leasing facilities and cash flow from operations will be sufficient to fund the Company's expected working capital requirements. However, the exact amount and timing of these working capital requirements and the Company's ability to continue as a going concern will be determined by numerous factors, including the level of, and gross margin on, future sales, the outcome of outstanding contingencies and disputes such as pending lawsuits, payment terms achieved by the Company and the timing of capital expenditures. Furthermore, there can be no assurance that borrowings under the Foothill Credit Facility will become and remain available or that this facility together with the Company's other anticipated sources of working capital will be sufficient to implement the Company's operating strategy or meet the Company's other working capital requirements. If (i) the Company experiences greater than anticipated capital requirements, (ii) the Company is determined to be liable for, or otherwise agrees to settle or compromise, any material claim against it, (iii) the Company is unable to make borrowings under any of its credit facilities for any reason, (iv) the implementation of the Company's operating strategy fails to produce the anticipated revenue growth and cash flows or (v) additional working capital is required for any other reason, the Company will be required to refinance all or a portion of its existing debt or obtain additional equity or debt financing. There can be no assurance that any such refinancing would be possible or that the Company would be able to obtain additional equity or debt financing, if and when needed, on terms that the Company finds acceptable. Any additional equity or debt financing may involve substantial dilution to the interests of the Company's shareholders and the holders of the Notes. If the Company is unable to obtain sufficient funds to satisfy its cash requirements, it will be forced to curtail operations, dispose of assets or seek extended payment terms from its vendors. There can be no assurance that the Company would be able to reduce expenses or successfully complete other steps necessary to continue as a going concern. Such events would materially and adversely affect the value of the Company's debt and equity securities.

RECENT LOSSES AND ANTICIPATED FUTURE LOSSES

     The Company has experienced significant losses since its inception. Net losses for 1994, 1995 and 1996 were approximately $3.0 million, $33.4 million and $97.3 million, respectively. The execution of the Company's restructuring, network and marketing strategy will require the Company to substantially increase its investment in sales, marketing, capital equipment, systems development and other areas. The Company expects that a substantial portion of these expenditures will be made before the Company realizes a significant increase in revenue or an improvement in gross margin. The Company therefore expects that, during at least the first three quarters of 1997, operating costs will increase both in actual dollars and as a percentage of revenue and net losses will continue.

SUBSTANTIAL LEVERAGE

     The Company is highly leveraged. As of December 31, 1996, the Company's total indebtedness and shareholders' deficit was $112.1 million and $69.3 million, respectively. The Company's ability to make scheduled payments of the principal of, or interest on, its indebtedness will depend on its future performance, which is subject to economic, financial, competitive and other factors beyond its control.

MATERIAL WEAKNESSES IN INTERNAL FINANCIAL CONTROLS

     In connection with the audit of Midcom's 1995 Consolidated Financial Statements, Midcom's independent auditors identified two conditions which were characterized as material weaknesses in its internal financial controls. One material weakness identified by the auditors was the failure of the accounting and finance systems to provide accurate information necessary to monitor the Company's financial position, results of operations and liquidity, as demonstrated by the restatement of the Company's third quarter results and the difficulties in completing the 1995 year-end audit which resulted in numerous material adjustments to preliminary fourth quarter results (see "-- Restatement of Financial Results"). Factors identified as contributing to this weakness and requiring immediate attention included insufficient staffing and systems to accommodate significant growth from acquisitions, transitional difficulties associated with major new information and billing systems, inadequate communication between senior management and the finance department and demands associated with the Company's initial public offering. The second material weakness identified by the auditors was the Company's process of estimating unbilled receivables. With respect to this material weakness, the auditors recommended that the Company review and revise, as necessary, all policies and procedures with regard to its reconciliation of unbilled receivables with actual billings to ensure that all unbilled amounts at a reporting date represent properly recorded revenue. As a result of operational and other changes implemented by the Company, on March 13, 1997 the Company's independent auditors reported to the Company's Audit Committee that the material weaknesses identified in connection with the 1995 audit have been corrected. However, in light of the volume of financial data to be processed, the reliance upon timely receipt of call data records from suppliers, the anticipated rate of growth of the Company, the demands on key financial personnel, the potential for turnover in key finance and accounting positions, the challenges associated with the integration of acquired businesses and other factors, there can be no assurance that the Company will not encounter other internal control weaknesses.

RESTATEMENT OF FINANCIAL RESULTS

     It is the Company's practice, which is common in the long distance industry, to include in reported revenue and accounts receivable an amount for unbilled calls equal to an estimate of the amount that will be billed and collected for calls occurring in that reporting period. During 1995, the Company converted its customer billing function for those calls for which it provides direct billing to a new billing system. The Company experienced difficulties in implementing the new billing system which caused an increased number of calls to be billed later than expected by the Company. Also, in the process of reconciling unbilled accounts as of December 31, 1995 with amounts ultimately billed, the Company discovered that certain reports generated by its new information management system that were used for recognizing unbilled revenue for the third quarter of 1995 failed to fully reflect all discounts that were properly included in the bills subsequently sent to the Company's customers. Primarily as a result of this failure, reported revenue was overstated for the third quarter of 1995 and the Company's Quarterly Report on Form 10-Q for that period had to be amended to restate reported results. In addition, the Company had previously been required to restate its financial statements for the year ended December 31, 1994 after determining that revenue and accounts receivable had been overstated by approximately $1.8 million net of reserves as a result of using historical averages of unbilled calls as the basis for its revenue estimates, a practice that the Company discontinued in the first quarter of 1995. In light of the volume of financial data to be processed, the reliance upon timely receipt of call data records from suppliers, the anticipated rate of growth of the Company, the demands on key financial personnel, the potential for turnover in key finance and accounting positions, the challenges associated with the integration of acquired businesses and other factors, there can be no assurance that the Company will not encounter additional billing delays or other difficulties in future financial reporting.

DISPUTES AND LITIGATION

     The Company, its Vice Chairman of the Board of Directors and largest shareholder, the Company's former President, Chief Executive Officer and a director, and the Company's former Chief Financial Officer are named as defendants in a securities action filed in the U.S. District Court for the Western District of Washington (the "Complaint"). The Complaint was filed on behalf of a class of purchasers of the Company's Common Stock during the period beginning on July 6, 1995, the date of the Company's initial public offering, and ending on March 4, 1996 (the "Class Period"). An amended complaint (the "Amended Complaint") was filed on July 8, 1996. In November 1996, the Court granted defendants' motion to dismiss plaintiff's Amended Complaint without prejudice and plaintiffs refiled a second amended complaint (the "Second Amended Complaint") on December 19, 1996 with limited changes or amendments. The Second Amended Complaint alleges, among other things, that the registration statement and prospectus relating to the Company's initial public offering contained false and misleading statements concerning the Company's billing software and financial condition. The Second Amended Complaint further alleges that, throughout the Class Period, the defendants inflated the price of the Common Stock by intentionally or recklessly making material misrepresentations or omissions which deceived the public about the Company's financial condition and prospects. The Second Amended Complaint alleges claims under the Securities Act and the Exchange Act as well as various state laws, and seeks damages in an unstated amount. In January 1997, the defendants filed a motion to dismiss the Second Amended Complaint claiming a failure by plaintiffs to plead with particularity and a failure to plead facts establishing scienter, both as required under the Exchange Act, and the failure to establish tracing to the prospectus relating to the Company's initial public offering, as required under the Securities Act. While the Company believes that it has substantive defenses to the claims in the Second Amended Complaint and intends to vigorously defend this lawsuit, it is unable to predict the outcome of this action. If determined adversely to the Company, this lawsuit could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company was informed in May 1996 that the Commission was conducting an informal inquiry regarding the Company. The Company has voluntarily provided the documents requested by the Commission. In addition, the Commission has requested the Company's cooperation in interviewing certain current and former Company personnel and the Company is in the process of scheduling such interviews. However, the Company has not been informed whether the Commission intends to commence formal action against the Company or any of its affiliates. The Company is, therefore, unable to predict the ultimate outcome of the investigation. In the event that the Commission elects to initiate a formal enforcement proceeding, the Company and certain of its current and/or former officers could be subject to civil or criminal sanctions including monetary penalties and injunctive measures. Any such enforcement proceeding could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, by virtue of its rapid growth, past acquisition activities and large volume of business with suppliers, the Company is involved in litigation or disputes with sellers of acquired operations, suppliers and other third parties.

     Although the Company intends to defend its existing litigation and other disputes vigorously, it is unable to predict the nature or timing of any resolution of such matters. If the Company is determined to be liable for, or otherwise agrees to settle or compromise, any claim, it would most likely be required to make a payment in the form of cash, indebtedness or equity securities. Depending on the size, type and timing of any such payment, it could materially impair the Company's limited capital resources or significantly dilute the Company's existing shareholders. See "-- Ability to Continue as a Going Concern; Need for Additional Working Capital." In addition, the Company's pending litigation, investigations and disputes could result in substantial legal costs to the Company and divert management's attention from the other business affairs of the Company for substantial periods of time.

MINIMUM VOLUME COMMITMENTS AND SHORTFALLS

     Midcom purchases from facilities-based carriers the long distance telecommunications services that it provides to its customers. The Company has entered into multiple-year supply contracts with Sprint, WorldCom and AT&T and from time to time acquires access to telecommunications services on a short-term basis from a number of other suppliers. To obtain favorable forward pricing from certain of its suppliers, the Company has committed to purchase minimum volumes of a variety of long distance services during stated periods whether or not such volumes are used. In the past, Midcom has fallen short of its minimum volume commitments with certain carriers and has renegotiated the commitment. There can be no assurance that the Company will not incur additional shortfalls in the future or that it will be able to successfully renegotiate, or otherwise obtain relief from, its minimum volume commitments in the future. If future shortfalls occur, the Company may be required to make substantial payments without associated revenue from customers or the supplier may terminate service and commence formal action against the Company. Such payments are not presently contemplated in the Company's capital budgets and would have a material adverse effect on the Company's business, financial condition and results of operation.

     Because of Midcom's commitments to purchase fixed volumes of use from certain of its suppliers at predetermined rates, the Company could be adversely affected if a supplier were to lower the rates it makes available to the Company's target market without a corresponding reduction in the Company's rates. Similarly, the Company could be adversely affected if its suppliers fail to adjust their overall pricing, including prices to the Company, in response to price reductions of other major carriers.

ABILITY TO IMPLEMENT NETWORK STRATEGY AND ENTER LOCAL MARKETS

     A key element of the Company's operating strategy is the deployment of dedicated switching facilities and the transition from primarily a nonfacilities-based reseller of long distance and other telecommunications services to a switch-based provider of integrated telecommunications services. The Company's ability to implement its network strategy may be impaired by technical, operational or other difficulties encountered in the installation or operation of the Company's sophisticated high capacity switching equipment. In addition, the Company's ability to enter into the local telecommunications market may be impaired by certain logistical challenges. Prior to selling local services to its customers, the Company must complete a number of operational, marketing and regulatory tasks, including the negotiation of interconnection agreements with local circuit providers, the development of a billing, provisioning and customer service capability and the creation of a local marketing, pricing and sales strategy.

ABILITY TO MANAGE GROWTH

     The Company intends to pursue substantial growth in connection with the implementation of its operating strategy. This growth will place significant demands on the Company's management and systems of financial and internal controls and will require an increase in the capacity, efficiency and accuracy of its billing and customer support systems. Moreover, this growth will require an increase in the number of the Company's personnel, particularly sales, customer service and technical personnel. The market for such personnel is highly competitive and there can be no assurance that the Company will be able to attract the personnel required by its operating strategy. Further, the Company will be required to expand, train, motivate and manage its employee base. This will require an increase in the level of responsibility for both existing and new management personnel. There can be no assurance that the management skills and systems currently in place, or to be implemented in connection with the Company's operating strategy, will be adequate or that the Company will be able to assimilate its new employees successfully. Finally, the Company has experienced a high level of turnover in its sales force. The Company believes that this turnover is primarily attributable to the intense competition for, and the mobility of, qualified sales personnel endemic to the reseller segment of the telecommunications industry. Although one objective of the Company's operating strategy is to decrease the level of turnover in its sales force, there can be no assurance that this objective will be achieved. The Company's failure to attract and retain sufficient qualified personnel, to train, motivate and manage such personnel or to otherwise manage its growth could impair its ability to implement its operating strategy and could have a material adverse effect on its business, financial condition and results of operations.

DEPENDENCE UPON MANAGEMENT TEAM

     Midcom's ability to implement its operating strategy is highly dependent upon its ability to retain its senior management team. These individuals are generally in high demand and are often subject to competing employment opportunities. Midcom believes that it will need to retain key management personnel to meet the demands of its business. The loss of William H. Oberlin, the Company's President and Chief Executive Officer and one of the Company's directors, or the other key members of the management team could have a material adverse effect on the Company's business, financial condition and results of operations.

CUSTOMER ATTRITION

     Midcom's revenue is affected by customer attrition, a problem inherent in the long distance industry. The customer attrition experienced by the Company is attributable to a variety of factors, including the Company's termination of customers for non-payment and the marketing and sales initiatives of the Company's competitors such as, among other things, national advertising campaigns, telemarketing programs and the use of cash or other incentives. In particular, the Company commonly experiences high initial customer attrition from acquired customer bases as these customers are transitioned to the Company's services and systems. Although one of the objectives of the Company's operating strategy is to reduce customer attrition, there can be no assurance that this attrition will not remain at current levels or increase. Failure to reduce customer attrition could have a material adverse effect on the Company's business, financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGE

     The telecommunications industry is characterized by rapidly evolving technology. Midcom believes that its success will increasingly depend on its ability to offer, on a timely basis, new services based on evolving technologies and industry standards. Midcom intends to increase its efforts to develop new services; however, there can be no assurance that the Company will have the ability or resources to develop such new services, that new technologies required for such services will be available to the Company on favorable terms or that such services and technologies will enjoy market acceptance. Further, there can be no assurance that the Company's competitors will not develop products or services that are technologically superior to those used by the Company or that achieve greater market acceptance. The development of any such superior technology by the Company's competitors, or the inability of the Company to successfully respond to such a development, could render Midcom's existing products or services obsolete and could have a material adverse effect on the Company's business, financial condition and results of operations.

ABILITY TO INTEGRATE ACQUIRED OPERATIONS

     Midcom experienced rapid growth through the end of 1995. A significant portion of this growth, particularly in 1995, was attributable to acquisitions of customer bases and of other telecommunications service providers. For a number of reasons, the Company was not able to consolidate and integrate the sales and marketing, customer support, billing systems and other functions of certain of these acquired operations as quickly as anticipated. The Company may experience difficulties in the integration and consolidation of customer bases or operations acquired in the future. Pending such integration and consolidation, it may be necessary for the Company to maintain separate billing systems and other functions of the acquired operation, which could cause inefficiencies, add to operational complexity and expense, increase the risk of billing delays and financial reporting difficulties, increase customer attrition and impair the Company's efforts to cross-sell the products and services of the acquired operation. If the Company acquires customer bases or other operations in the future, difficulties encountered in integrating and consolidating such operations could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE UPON INTEGRITY OF CALL DATA RECORDS

     Midcom depends on the timeliness and accuracy of call data records provided to it by facilities-based carriers supplying telecommunications services, and there can be no assurance that accurate information will consistently be provided by the carriers on a timely basis. Failure of the Company to receive prompt and accurate call data records from its suppliers will impair the Company's ability to bill its customers on a timely basis. Such billing delays could impair the Company's ability to collect amounts owed by its customers. Due to the multitude of billing rates and discounts which suppliers must apply to the calls completed by the Company's customers, and due to routine logistical issues such as the addition or termination of customers, the Company regularly has disagreements with its suppliers concerning the amounts invoiced for its customers' traffic. The Company pays its suppliers according to its own calculation of the amounts owed as recorded on the computer tapes provided by its suppliers. The Company's computations of amounts owed are frequently less than the amount shown on the suppliers' invoices. Accordingly, the suppliers may consider the

Company to be in arrears in its payments until the amount in dispute is resolved. Although these disputes have generally been resolved on terms favorable to the Company, there can be no assurance that this will continue to be the case. Future disputes which are not resolved favorably to the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE UPON FACILITIES-BASED CARRIERS

     Midcom does not currently own a transmission network and, accordingly, depends to a large extent on Sprint, WorldCom, AT&T and other facilities-based carriers for actual transmission of customer calls and other services. Further, the Company, like all other long distance providers, is dependent upon local exchange carriers for call origination (carrying the call from the customer's location to the long distance network of the interexchange carrier selected to carry the call) and termination (carrying the call off the interexchange carrier's network to the call's destination). The Company's ability to maintain and expand its business depends, in part, on its ability to obtain telecommunication services on favorable terms from facilities-based carriers and the cooperation of both interexchange and local exchange carriers in initiating and terminating service for its customers in a timely manner. FCC policy currently requires all common carriers, including interexchange carriers, to make their services available for resale and to refrain from imposing unreasonable restrictions on such resale. Further, the Telecommunications Act requires all incumbent local exchange carriers both to offer their services for resale at wholesale rates and to allow access to unbundled network elements at cost-based rates. The incumbent local exchange carriers are also required by the Telecommunications Act to provide all interexchange carriers, including the Company, with equal access for the origination and termination of long distance calls. If any of these requirements were eliminated, the adverse impact on the Company could be substantial. Access charges represent a substantial portion of the Company's current cost of service. The FCC, however, has undertaken to reform its universal service and access charge rules by May 1997, in order to rework the current universal service subsidy system and to move access charges toward the economic cost of originating and terminating long distance traffic. The level at which the FCC sets access charges and universal service contributions could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, implementation of a new access charge structure and repricing of local transport could place many interexchange carriers, including the Company, at a significant cost disadvantage relative to larger competitors. The FCC has also imposed on facilities-based interexchange carriers the obligation to track the payphone-originated tollfree and access code calls which they carry and to compensate payphone service providers for such calls, initially on a per-phone, and, commencing in October 1997, on a per-call basis, in amounts reflective of soon to be deregulated local coin rates.

TERMINATION OF SERVICE UNDER CARRIER SUPPLY CONTRACTS

     In the past, the Company has, from time to time, been substantially in arrears of its payment obligations to AT&T and other suppliers. Although the Company is generally entitled to be given notice of defaults and an opportunity to cure under the terms of its agreements with its interexchange suppliers before such service can be terminated, and although the Company has the ability to transfer its customers' traffic from one supplier to another, provisioning a customer that is not serviced by a Midcom switch to an alternate supplier takes several days. Accordingly, if a major supplier were to decline to continue to carry the Company's traffic, due to non-payment or otherwise, without sufficient notice for the Company to make alternate arrangements, there is a possibility that the customers serviced by that supplier would be temporarily without "1 plus" long distance calling which could have a material adverse effect on the Company's business, financial condition and results of operation.

COMPETITION

     The long distance telecommunications industry is highly competitive. A number of the Company's current and potential competitors have substantially greater financial, technical, marketing and other resources than the Company, and there can be no assurance that the Company will be competitive in this environment. The Company's ability to compete may also be impaired by its leveraged capital structure and limited capital resources.

     The long distance telecommunications industry is significantly influenced by the marketing and pricing activities of the major industry participants, including AT&T, MCI, Sprint and WorldCom. While the Company believes that AT&T, MCI and Sprint historically have chosen not to concentrate their direct sales efforts on small to medium-sized businesses, these carriers control approximately 85% of that market. Moreover, AT&T, MCI and Sprint have recently introduced new service and pricing options that are attractive to smaller commercial users, and there can be no assurance that they will not market to these customers more aggressively in the future. AT&T and, as an interim measure, the structurally separate interexchange affiliates of the seven regional Bell operating companies have recently been reclassified as non-dominant carriers and, accordingly, have the same flexibility as the Company in meeting competition by modifying rates and service offerings without pricing constraints or extended waiting periods. These reclassifications may make it more difficult for the Company to compete for long distance customers. In addition, a significant number of large regional long distance carriers and new entrants in the industry compete directly with the Company by concentrating their marketing and direct sales efforts on small to medium-sized commercial users. Activities by competitors including, among other things, national advertising campaigns, telemarketing programs and the use of cash or other forms of incentives, contribute to significant customer attrition in the long distance industry.

     The Company contracts for call transmission over networks operated by suppliers who may also be the Company's competitors. Both the interexchange carriers and local exchange carriers providing transmission services for the Company have access to information concerning the Company's customers for which they provide the actual call transmission. Because these carriers are potential competitors of the Company, they could use information about the Company's customers, such as their calling volume and patterns of use, to their advantage in attempts to gain such customers' business. In addition, the Company's future success will depend, in part, on its ability to continue to buy transmission services and access from these carriers at a significant discount below the rates these carriers otherwise make available to the Company's targeted customers.

     Regulatory trends have had, and may have in the future, a significant impact on competition in the telecommunications industry. As the result of the Telecommunications Act, the regional Bell operating companies are now permitted to provide, and are providing or have announced their intention to provide, long distance service originating (or in the case of "800" service, terminating) outside their local service areas or offered in conjunction with other ancillary services, including wireless services. Following application to and upon a finding by the FCC that a regional Bell operating company faces facilities-based competition and has satisfied a congressionally-mandated "competitive checklist" of interconnection and access obligations, it will also be permitted to provide long distance service within its local service area. The entry of these well-capitalized and well-known entities into the long distance service market could significantly alter the competitive environment in which the Company operates.

     The Telecommunications Act also removes most legal barriers to competitive entry into the local telecommunications market and directs incumbent local exchange carriers to allow competing telecommunications service providers such as the Company to interconnect their facilities with the local exchange network, to lease network components on an unbundled basis and to resell local telecommunications services. Moreover, the Telecommunications Act seeks to facilitate the development of local telecommunications competition by requiring incumbent local exchange carriers, among other things, to allow end users to retain their telephone numbers when changing service providers and to place short-haul toll calls without dialing lengthy access codes. In response to these regulatory changes, AT&T, MCI and many of the Company's other long distance competitors have announced plans to enter the local telecommunications market.

     While the Telecommunications Act opens new markets to the Company, the nature and value of the resultant business opportunities will be dependent in large part upon subsequent regulatory interpretation of the statute's requirements. While the FCC has promulgated rules implementing the local competition provisions of the Telecommunications Act, these rules have been appealed and key provisions have been "stayed" pending the outcome of the appeals. Various state regulatory authorities are currently in the process of implementing the remaining FCC rules. The Company anticipates that incumbent local exchange carriers will actively resist competitive entry into the local telecommunications market and will seek to undermine the operations and the service offerings of competitive providers, leaving carriers such as the Company which are dependent on incumbent local exchange carriers for network services vulnerable to anti-competitive abuses. No assurance can be given that the local competition provision of the Telecommunications Act will be implemented and enforced by federal and state regulators in a manner which will permit the Company to successfully compete in the local telecommunications market or that subsequent legislative and/or judicial actions will not adversely impact the Company's ability to do so. Moreover, federal and state regulators are likely to provide incumbent local exchange carriers with increased pricing flexibility for their services as competition in the local market increases. If incumbent local exchange carriers are allowed by regulators to lower their rates substantially, engage in aggressive volume and term discount pricing practices for their customers, charge excessive fees for network interconnection or access to unbundled network elements or decline to make services available for resale at discounted wholesale rates, the ability of the Company to compete in the provision of local service could be materially and adversely affected.

REGULATION

     Federal and state regulations, regulatory actions and court decisions have had, and may have in the future, negative effects on the Company and its ability to compete. The Company is subject to regulation by the FCC and by various state public service or public utility commissions as a non-dominant or resale provider of long distance services. The Company is required to file tariffs specifying the rates, terms and conditions of its international services with the FCC and is required to file tariffs or obtain other approvals in most of the states in which it operates. Neither the FCC nor the relevant state utility commissions currently regulate the Company's profit levels, but they often reserve the authority to do so. The large majority of states require long distance service providers to apply for authority to provide telecommunications services and to make filings regarding their activities. The multiplicity of state regulations makes full compliance with all such regulations a challenge for multistate providers such as the Company. There can be no assurance that future regulatory, judicial and legislative changes or other activities will not have a material adverse effect on the Company or that regulators or third parties will not raise material issues with regard to the Company's compliance with applicable laws and regulations.

     Pursuant to the terms of the 1984 court decree which required AT&T to divest its local exchange operations, the regional Bell operating companies were prohibited from providing long distance telecommunications service between certain defined geographic areas, known as Local Access Transport Areas or "LATAs." However, the Telecommunications Act allows for immediate provision by the regional Bell operating companies of long distance service outside their respective local telephone service areas as well as long distance service bundled with wireless, enhanced and certain other services. The Telecommunications Act also provides a mechanism for eventual entry by the regional Bell operating companies into the long distance market within their respective local service areas. The competition faced by the Company will increase significantly as the regional Bell operating companies expand their provision of inter-LATA services.

     As a result of a 1994 court decision, the Company became obligated to provide detailed rate schedules in all of its federal tariffs, and the Company could possibly be liable for damages for following an FCC policy which did not require the Company to file such detailed schedules of its domestic charges in the past. The FCC's policy, which would have implemented mandatory detariffing by August 1997, has now been stayed pending determination of the issue by the federal district court in Washington, D.C. Also, AT&T and, as an interim measure, the structurally separate interexchange affiliates of the regional Bell operating companies have recently been reclassified as non-dominant carriers and, accordingly, have the same flexibility as the Company in meeting competition by modifying rates and service offerings without pricing constraints or extended waiting periods. The reclassifications may make it more difficult for the Company to compete for long distance customers.

     When the Company enters the local telecommunications market, it will be subject to regulation by various state public service and public utility commissions, often as a facilities-based provider. Virtually all states require local exchange providers to be certified prior to initiating service and to maintain on file with the state commissions detailed tariffs specifying rates, as well as terms and conditions, of service. The Company will be subject to a higher level of regulatory oversight as a local exchange provider than it has been as a long distance carrier. Among other things, the Company will be subject to a variety of additional service quality and consumer protection requirements, as well as requirements to provide emergency, handicapped and subsidized services. The states also impose additional reporting and prior approval requirements on local service providers. The multiplicity and volume of state regulations governing the provision of local service make full compliance with all such regulations even more of a challenge for multistate providers such as the Company than compliance with state regulations governing the provision of long distance service. As with the Company's provision of long distance service, there can be no assurance that future regulatory, judicial and legislative changes or other activities will not have a material adverse effect on the Company's provision of local exchange service or that regulators or third parties will not raise material issues with regard to the Company's compliance with laws and regulations applicable to its provision of such service.

REPURCHASE OF NOTES AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     In the event of a Change of Control (as defined herein), each holder of Notes has the right to require that the Company repurchase the Notes in whole or in part at a redemption price equal to 101% of the principal amount thereof, plus accrued interest, if any, to the date of repurchase. See "Description of Notes -- Repurchase of Notes at the Option of Holders Upon a Change of Control." If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay such redemption price for all Notes tendered by the holders thereof. See "Description of Notes -- Subordination." If the Company is required to pay such redemption price, such payment could have a material adverse effect on the Company's liquidity, results of operations and financial condition. Moreover, the Company's repurchase obligation could have the effect of delaying, deferring or preventing a change of control of the Company and could limit the price that certain investors might be willing to pay in the future for the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     As of March 31, 1997, there were 16,030,678 outstanding shares of Common Stock, of which 9,098,902 shares were "restricted securities" subject to restrictions set forth in Rule 144 promulgated under the Securities Act. Of the restricted securities, 5,607,047 shares may be sold under Rule 144 and an additional 3,491,855 shares may be sold under Rule 144 upon the expiration of the applicable one-year holding period.

     As of March 31, 1997, the Company had reserved for issuance 4,091,745 shares of Common Stock under its Amended and Restated 1993 Stock Option Plan (the "Stock Option Plan") and 256,354 shares of Common Stock for issuance under its Amended and Restated 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan"). Under the Stock Option Plan, as of March 31, 1997 options to purchase 3,888,234 shares of Common Stock were outstanding and options to purchase 362,343 shares of Common Stock were exercisable. At March 31, 1997, warrants to purchase 176,500 shares of Common Stock were outstanding. In addition, in the third quarter of 1996, the Company completed a private placement of $97.7 million in aggregate principal amount of 8 1/4% Convertible Subordinated Notes due 2003 (the "Notes"). The Notes are convertible into shares of Common Stock at the option of the holder thereof at any time prior to maturity, unless previously redeemed, at the initial conversion price of $14.0875 per share, subject to adjustment in certain events. If the Notes outstanding as of March 31, 1997 were fully converted, the Company would be obligated to issue to the holders thereof an aggregate of 6,938,279 shares of Common Stock (not including an indeterminate number of shares that may be issued in connection with certain anti-dilution and other provisions).

     The Selling Securityholders and certain other individuals and entities have certain rights with respect to the registration under the Securities Act of the public offer and sale of the Securities and other shares of Common Stock acquired in connection with the formation of the Company and various unrelated acquisition and financing transactions. As of March 31, 1997, holders of approximately 9,000,000 shares of Common Stock were subject to such registration rights. At March 31, 1997, holders of approximately 2,000,000 shares of Common Stock subject to such registration rights had the right to require the Company to register the public offer and sale of their shares under the Securities Act. Notwithstanding the registration rights of the Selling Securityholders, the Company has voluntarily filed the Registration Statement of which this Prospectus is a part to register under the Securities Act the public offer and sale of the Securities. The

Company intends to maintain the effectiveness of the Registration Statement of which this Prospectus until approximately April 1998. In addition, the Company has filed a Registration Statement (file no. 333-14427) to register the public offer and sale of the Notes and the shares of Common Stock issuable upon conversion of the Notes (the "Conversion Shares"). The Registration Statement was declared effective by the Commission on April 8, 1997. The Company is required to maintain the effectiveness of the Registration Statement for a period of three years from the completion of the private placement of the Notes or, if shorter, when (i) all the Notes and Conversion Shares have been sold pursuant to the Registration Statement or (ii) the date on which there ceases to be outstanding any Notes or Conversion Shares. See "Selling Securityholders" and "Plan of Distribution."

     Sales of substantial amounts of Common Stock in the public market under Rule 144, pursuant to the exercise of registration rights or otherwise, and even the potential for such sales, may have a material adverse effect on the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

CONTROL BY PRINCIPAL SHAREHOLDERS

     At March 31, 1997, Midcom's directors and executive officers beneficially owned or had the power to vote approximately 39% of the Common Stock. Although such shareholders will not have the ability to control matters requiring shareholder approval, they may have the ability to influence the affairs and management of the Company and the elections of directors. This may have the effect of delaying, deferring or preventing a change in control of the Company and could limit the price that certain investors might be willing to pay in the future for the Common Stock.

ANTI-TAKEOVER CONSIDERATIONS

     The Company is subject to the anti-takeover provisions of Chapter 23B.17 of the Washington Business Corporation Act (the "WBCA") which prohibits, subject to certain exceptions, a merger, sale of assets or liquidation of a corporation involving a 20% shareholder unless determined to be at a fair price or approved by disinterested directors or two-thirds of the disinterested shareholders. In addition, Chapter 23B.19 of the WBCA prohibits a corporation registered under the Exchange Act from engaging in certain significant transactions with a 10% shareholder. Significant transactions include, among others, a merger with or disposition of assets to the 10% shareholder. Further, the Company's Amended and Restated Articles of Incorporation (the "Articles") require super-majority shareholder approval of certain business combinations and provide for a classified Board of Directors with staggered, three-year terms. Also, the Company has the authority to issue up to 10 million shares of preferred stock in one or more series and to fix the preferences and other rights thereof without any further vote or action by the Company's shareholders. The issuance of preferred stock, together with the effect of other anti-takeover provisions in the Articles and under the WBCA, may have the effect of delaying, deferring or preventing a change in control of the Company and could limit the price that certain investors might be willing to pay in the future for the Common Stock.

VOLATILITY OF STOCK PRICE

     The market price of the Common Stock has been, and is likely to continue to be, volatile. There can be no assurance that the market price of the Common Stock will not fluctuate significantly from its current level. The market price of the Common Stock could be subject to significant fluctuations in response to a number of factors, such as actual or anticipated variations in the Company's quarterly operating results, the introduction of new products by the Company or its competitors, changes in other conditions or trends in the Company's industry, changes in governmental regulations, changes in securities analysts' estimates of the Company's, or its competitors' or industry's, future performance or general market conditions. In addition, stock markets have experienced extreme price and volume volatility in recent years, which has had a substantial effect on the market prices of securities of many smaller public companies for reasons frequently unrelated to the operating performance of such companies. These broad market fluctuations may have a material adverse effect on the market price of the Common Stock.

LIMITATIONS ON DIVIDENDS

     Since its incorporation in 1989, the Company has not declared or paid cash dividends on its Common Stock, and the Company anticipates that any future earnings will be retained for investment in its business. Any payment of cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, extent of indebtedness and contractual restrictions with respect to the payment of dividends. In addition, the terms of the Foothill Credit Facility prohibit the payment of cash dividends without the consent of the Company's lenders.

                                USE OF PROCEEDS

     The Securities are offered by the Selling Securityholders and, accordingly, the Company will not receive any of the proceeds from the sales thereof.

                            SELLING SECURITYHOLDERS

     The following table sets forth the name of each Selling Securityholder, the aggregate number of shares of Common Stock beneficially owned by each Selling Securityholder as of the date hereof and the aggregate number of shares of Common Stock that each Selling Securityholder may offer and sell pursuant to this Prospectus. Because the Selling Securityholders may sell all or a portion of the Securities at any time and from time to time after the date hereof, no estimate can be made of the number of shares of Common Stock that each Selling Securityholder may retain upon completion of the offering pursuant to this Prospectus. Information concerning the Selling Securityholders may change from time to time and, to the extent required, will be set forth in an accompanying Prospectus supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. To the Company's knowledge, none of the Selling Securityholders has, or has had within the last three years, any material relationship with the Company except as set forth in "Certain Transactions" below. The following table and the disclosure concerning material relationships between the Selling Securityholders and the Company is based upon information furnished to the Company by or on behalf of the Selling Securityholders.

                                               SHARES BENEFICIALLY OWNED       SHARES TO BE OFFERED FOR THE
       NAME OF SELLING SECURITYHOLDER           PRIOR TO THIS OFFERING       SELLING SECURITYHOLDERS' ACCOUNT
---------------------------------------------  -------------------------     --------------------------------
Richard and Patricia Stroup..................            106,256                           106,256
Steven Tomsic................................             23,925(1)                         23,625
Interbank Investments, LLC(2)................             35,875                            35,875
Fidelity Communications Corporation..........             18,922                            18,922
Robert Brody.................................             83,005                            83,005
Arlene Brody.................................             17,739                            17,739
Claude Bernstein.............................             16,864                            16,864
Melody Bernstein.............................             27,494                            27,494
David Wiegand................................            603,250(3)                        453,250
Theodore Berns...............................             50,000                            50,000
Donald Dean..................................             50,000                            50,000
WorldCom, Inc................................             50,000                            50,000
First Union Corporation......................            640,478                           640,478
The Robinson-Humphrey Company, Inc...........              7,641                             7,641
Richard John.................................             81,693                            81,693
                                                       ---------                         ---------
          TOTAL..............................          1,802,512                         1,652,212
                                                       =========                         =========

---------------
(1) Includes 23,625 shares subject to a fully vested warrant as well as 300 shares acquired by the Selling Securityholder in open market transactions which are not being offered for the Selling Securityholder's account pursuant to this Prospectus.

(2) Represents shares subject to fully vested warrants.

(3) Includes 150,000 shares subject to a fully vested stock option which are not being offered for the Selling Securityholder's account pursuant to this Prospectus.

                              CERTAIN TRANSACTIONS

     In December 1994, the Company acquired all of the outstanding shares of stock of PacNet, Inc. in consideration for cash and 130,000 shares of Common Stock (113,750 shares after giving effect to the Company's reverse stock split in April 1995) valued at $11.43 per share which were issued to Richard and Patricia Stroup. The Company has committed to register these shares under the Securities Act under certain circumstances. In connection with the acquisition, the Company entered into an employment agreement with Mr. Stroup pursuant to which the Company granted to Mr. Stroup an option for the purchase of 60,000 shares of Common Stock (54,750 shares after giving effect to the Company's reverse stock split in April 1995) at an exercise price of $5.71 per share. Mr. Stroup has exercised the option in full and has sold the shares issued upon such exercise. From December 1994 to July 15, 1995, Mr. Stroup served as the President and General Manager of PacNet. From July 15, 1995 to January 1996, he served as the Company's Senior Vice President of Network Operation. Patricia Stroup served as the Controller of PacNet, Inc. from December 1994 until July 30, 1995 and as the Company's Manager of Provisioning and Customer Service from July 30, 1995 until September 1995.

     In connection with the Company's acquisition of a portion of the customer base of Telnet Communications Inc. in March 1993, each of Steven Tomsic, Kevin Narans and Darren Narans entered into a non-compete agreement with the Company in consideration for a promissory note and cash payments with the right to receive shares of Common Stock in lieu of such cash payments. In April 1995, the non-compete agreements were amended and the Company issued to each of Steven Tomsic, Kevin Narans and Darren Narans an amended promissory note and a warrant to purchase up to 23,625, 23,625 and 12,250 shares of Common Stock, respectively (an aggregate of up to 59,500 shares of Common Stock) at an exercise price of $7.44 per share, which price is subject to adjustment to prevent dilution. Each of the amended promissory notes is due March 28, 1999, provided that the holder thereof has the right to demand payment of up to 25% of the face value thereof in any 30 day period and to demand payment in full in the event of a default by the Company or the exercise in full of the warrant granted thereto. Interest on each of the amended promissory notes is 2% over a defined prime rate and is payable monthly. Each of the warrants is fully exercisable and expires on March 28, 1999. The Company has committed to register the shares of Common Stock issuable upon exercise of the warrants (but not the warrants) under the Securities Act under certain circumstances. As of March 31, 1997, there was an aggregate of approximately $680,000 outstanding under the amended promissory notes and none of the warrants had been exercised. In April 1996, Kevin Narans and Darren Narans transferred their warrants to Interbank Investments LLC, in which each holds a one-third interest.

     In July 1995, the Company purchased the customer base of Communications Services of America, Inc. ("CSA") in exchange for an aggregate of 20,893 shares of Common Stock issued to CSA plus certain additional consideration. These shares were subsequently assigned to Fidelity Communications Corporation, an affiliate of CSA. In January and April 1997, the Company issued 10,522 and 18,922 additional shares of Common Stock, respectively, as required under the acquisition documents to compensate for the decrease in the value of the Common Stock since the closing of the acquisition. The Company has committed to register the shares of Common Stock issued in connection with the acquisition under the Securities Act under certain circumstances.

     In November 1995, the Company acquired by merger all of the outstanding shares of capital stock of Fairfield County Telephone Corporation ("Fairfield") in exchange for 37,777, 6,666, 14,814 and 14,814 shares (74,071 shares in the aggregate) of Common Stock issued to Robert Brody, Arlene Brody, Claude Bernstein and Melody Bernstein, respectively, who were at that time the shareholders of Fairfield. An additional 24,691 shares were issued in connection with the acquisition and deposited into escrow and are subject to redemption by the Company upon the occurrence of certain events. In January and April 1997, the Company issued an aggregate of 38,711 and 78,533 additional shares of Common Stock, respectively, to the foregoing individuals, on a pro rata basis, as required by the acquisition documents to compensate for the decrease in the value of the Common Stock since the closing of the acquisition. The Company has committed to register the shares of Common Stock issued in connection with the acquisition under the Securities Act under certain circumstances.

     Robert Brody and Claude Bernstein own 60% and 40%, respectively, of Fairtel Inc. ("Fairtel"). Fairtel is a distributor for Midcom and receives commissions for its sales of Midcom's long distance services.

     In September 1995, the Company acquired by merger all of the outstanding capital stock of Adval, Inc. ("Adval") in exchange for 90,000, 90,000 and 45,000 shares (225,000 shares in the aggregate) of Common Stock issued to Theodore Berns, Donald Dean and WorldCom, Inc., respectively, who were at the time the shareholders of Adval. An additional 25,000 shares were issued in connection with the acquisition and deposited into escrow and were subsequently released to each of the foregoing shareholders on a pro rata basis. Both Theodore Berns and Donald Dean have subsequently sold 50,000 shares of the Common Stock they acquired in connection with the Company's acquisition of Adval. The Company has committed to register the shares of Common Stock issued in connection with the acquisition under the Securities Act under certain circumstances.

     Donald Dean served as the Executive Vice President of Adval from September 1995 until May 1996.

     The Company has entered into a carrier supply agreement with WorldCom pursuant to which WorldCom supplies the Company certain long distance telecommunications services.

     In December 1995, Midcom acquired ADNET Telemanagement, Inc. ("Adnet") through a merger pursuant to which Adnet was merged with and into Midcom and all of the outstanding shares of Adnet stock were converted into 453,250 shares of Common Stock issued in the name of David Wiegand. The Company has committed to register these shares under the Securities Act under certain circumstances. In addition, Mr. Wiegand served as a vice president of the Company in charge of the continuing operations of Adnet from the date of the merger until his resignation in October 1996. In August 1996, David and Maria Wiegand filed a complaint against the Company, the Company's former President and Chief Executive Officer, and certain other defendants, alleging claims arising in connection with the merger. In December 1996, the Wiegands and the Company entered into a Settlement Agreement and Release with respect to this lawsuit. In connection with the Settlement Agreement and Release, the Company, among other things, entered into a consulting agreement with David Wiegand and granted to Mr. Wiegand a fully vested stock option for the purchase of 150,000 shares of Common Stock at an exercise price of $10.00 per share.

     In June 1994, the Company entered into a Senior Subordinated Note and Warrant Agreement with, and completed the sale of $14.8 million principal amount of senior subordinated notes (the "Subordinated Notes") to, First Union Corporation ("First Union"). Following the sale of the Subordinated Notes, Scott
B. Perper, a Senior Vice President of First Union, was appointed to serve as a director on the Company's Board of Directors, and he continues to serve in that capacity. The Company paid First Union a loan initiation fee of $375,000 in connection with the issuance of the Subordinated Notes. During 1995, the Company paid interest on the Subordinated Notes to First Union in the amount of $782,575. The Company prepaid the Subordinated Notes in full with the proceeds of its initial public offering.

     In connection with the issuance of the Subordinated Notes, the Company also issued warrants to First Union to purchase up to 640,484 shares of Common Stock at an exercise price of $.0001 per share. In July 1995, First Union exercised these warrants for a total of 640,484 shares of Common Stock. The Company has committed to register the public offer and sale of these shares under the Securities Act under certain circumstances. First Union has certain preemptive rights to purchase additional shares of Common Stock offered by the Company, subject to a number of exceptions. In addition, First Union has certain rights to information concerning the Company until the shares of Common Stock held by it constitute less than one percent of the outstanding Common Stock.

     In August 1994, the Company entered into a revolving credit agreement with First Union National Bank of North Carolina ("First Union Bank"), a subsidiary of First Union, providing for a line of credit of up to $25.0 million, for which First Union Bank received a commitment fee of $43,750. In March 1995, this facility was amended to increase the maximum amount of borrowings by $4.0 million to a total of $29.0 million, for which First Union Bank was paid an additional commitment fee of $80,000. Mr. Perper, a director of the Company, is also a Senior Vice President of First Union Bank. During 1995, the Company paid interest of

$2,021,055 to First Union Bank in connection with this revolving credit facility. The revolving credit facility was paid in full and terminated on November 8, 1995.

     The Company engaged The Robinson-Humphrey Company, Inc. ("Robinson-Humphrey") as placement agent in connection with the issuance of the Subordinated Notes, in consideration for a cash fee of $444,000 and a warrant to purchase up to 20,177 shares of Common Stock at an exercise price of $.0001 per share. In July 1995, the warrant was amended to entitle Robinson-Humphrey to purchase up to 7,641 shares at an exercise price of $.0001 per share, and Robinson-Humphrey exercised the warrant for a total of 7,641 shares of Common Stock. The Company has committed to register these shares under the Securities Act under certain circumstances. Robinson-Humphrey has certain preemptive rights to purchase additional shares of Common Stock offered by the Company, subject to a number of exceptions.

     In November 1995, the Company engaged Robinson-Humphrey as placement agent in connection with a proposed issuance of $50,000,000 in senior subordinated debt, in consideration for a cash fee of $150,000. In addition, in 1996 the Company engaged Robinson-Humphrey as financial advisor to the Company in connection with a proposed acquisition of the Company which was not completed. Robinson-Humphrey received no compensation from the Company in connection with this engagement.

     In August 1995, Midcom acquired Cel-Tech International Corp.("Cel-Tech") through a merger pursuant to which Cel-Tech was merged with and into a wholly-owned subsidiary of Midcom and all of the outstanding shares of Cel-Tech were converted into 141,935 shares of Common Stock issued in the name of Richard John. The Company has committed to register these shares under the Securities Act under certain circumstances. In addition, Mr. Johns entered into a consulting agreement with the Company providing for payment of a consulting fee of $5,000 per month for a period of five years for part-time services to the Company and Cel-Tech. In April 1996, Mr. Johns filed a complaint against the Company, the Company's former President and Chief Executive Officer, the Company's Vice Chairman and certain other defendants, seeking damages and rescission of the merger. In March 1997, Mr. Johns and the defendants entered into a Settlement Agreement and Release with respect to this lawsuit. In connection with the Settlement Agreement and Release, the Company, among other things, entered into a revised consulting arrangement providing for the immediate payment of the consulting fee discounted to the present value, entered into a revised registration rights agreement, issued an additional 9,457 shares of Common Stock and agreed to issue up to 60,000 shares of Common Stock in the future.

                              PLAN OF DISTRIBUTION

     The Selling Securityholders may sell all or a portion of the Securities offered hereby from time to time while the Registration Statement of which this Prospectus is a part remains effective. The Company has been advised by the Selling Securityholders that the Securities may be sold on terms to be determined at the time of such sale through customary brokerage channels, negotiated transactions or a combination of these methods, at fixed prices that may be changed, at market prices then prevailing or at negotiated prices then obtainable. There is no assurance that the Selling Securityholders will sell any or all of the Securities offered hereby. Each of the Selling Securityholders reserves the right to accept and, together with its agents from time to time, to reject in whole or in part any proposed purchase of the Securities to be made directly or through agents. The Company will receive no portion of the proceeds from the sale of the Securities offered hereby. The aggregate proceeds to the Selling Securityholders from the sale of the Securities offered hereby will be the purchase price of such Securities less any discounts or commissions.

     The Company has been advised by the Selling Securityholders that the Selling Securityholders, acting as principals for their own account, may sell Securities from time to time directly to purchasers or through agents, dealers or underwriters to be designated by the Selling Securityholders from time to time who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the Securities for whom they may act as agent. The Selling Securityholders and any agents, broker-dealers or underwriters that participate with the Selling Securityholders in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, commissions or concessions received by such broker-dealers, agents or underwriters and any profit on the resale of the Securities purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     A Selling Securityholder may elect to engage a broker or dealer to effect sales of the Securities in one or more of the following transactions: (a) block trades in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers and dealers engaged by a Selling Securityholder may arrange for other brokers or dealers to participate. Broker-dealers may agree with the Selling Securityholders to sell a specified number of such Securities at a stipulated price, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Securityholder, to purchase as principal any unsold Securities at the price required to fulfill the broker-dealer commitment to such Selling Securityholder. Broker-dealers who acquire Securities as principal may thereafter resell such Securities from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Securities commissions as described above. To the extent required, the number of Securities to be sold, the names of the Selling Securityholders, the purchase price, the public offering price, the name of any agent, dealer or underwriter, the amount of any offering expenses, any applicable commissions or discounts and any other material information with respect to a particular offer will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part.

     The Securities originally issued by the Company contained legends as to their restricted transferability. These legends will not be necessary with respect to any Securities sold pursuant to, and during the effectiveness of, the Registration Statement of which this Prospectus is a part. Upon the transfer by the Selling Securityholders of any of the Securities, new certificates representing such Securities will be issued to the transferee, free of any such legends.

     Under the Exchange Act, any person engaged in the distribution of the Securities may not simultaneously bid for or purchase securities of the same class for a period of at least two business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Securi-tyholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation the rules contained in Regulation M, in connection with the transactions in the Securities during the effectiveness of the Registration Statement of which this Prospectus is a part. The foregoing may affect the marketability of the Common Stock and any market making activities with respect to the Common Stock.

     To comply with the securities laws of certain states, if applicable, the Securities will be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be offered or sold unless they have been registered or qualified for sale in such state or an exemption from the registration or qualification requirement is available and is complied with.

     Each of the Selling Securityholders has certain registration rights with respect to the Securities owned by such Selling Securityholder. Notwithstanding such rights, the Company has voluntarily filed the Registration Statement of which this Prospectus is a part. The Company currently intends to maintain the effectiveness of such Registration Statement for a period of one year or until such earlier time as all the Securities have been sold pursuant hereto or are no longer outstanding, although it is not required to do so. The Company will bear all expenses relating to this registration, other than underwriting discounts and commissions and fees and disbursements of counsel to the Selling Securityholders.

                                    EXPERTS

     The Consolidated Financial Statements of Midcom at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 incorporated by reference in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, and have been incorporated herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
The Company...........................    3
Forward-looking Statements and the
  Private Securities Litigation Reform
  Act.................................    4
Risk Factors..........................    5
Use of Proceeds.......................   16
Selling Securityholders...............   17
Certain Transactions..................   18
Plan of Distribution..................   21
Experts...............................   22

======================================================
======================================================

                                1,652,212 SHARES

                                     MIDCOM
                              COMMUNICATIONS INC.

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                                 APRIL 18, 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimated, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market(R) listing fee.

    Securities and Exchange Commission Registration Fee........................  $162.00
    NASD Filing Fee............................................................        *
    Nasdaq National Market(R) Listing Fee......................................        *
    Blue Sky Fees and Expenses (includes fees and expenses of counsel).........        *
    Transfer Agent and Registrar Fees..........................................        *
    Accounting Fees and Expenses...............................................        *
    Legal Fees and Expenses....................................................        *
    Printing, Engraving and Delivery Expenses..................................        *
    Insurance Coverage Acquired for the Offering...............................        *
    Miscellaneous..............................................................        *
                                                                                  ------
              Total............................................................  $     *
                                                                                  ======

---------------

* To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a corporation to indemnify its directors, officers, employees and agents against certain liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), provided they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. The Registrant's Bylaws (Exhibit 3.2 hereto) require the Registrant to indemnify its officers and directors to the fullest extent permitted by Washington law.

     Section 23B.08.320 of the WBCA authorizes a corporation to limit or eliminate its directors' liability to the corporation or its shareholders for monetary damages for breaches of fiduciary duties, other than for (1) acts or omissions that involve intentional misconduct or a knowing violation of law, (2) improper declaration of dividends, or (3) transactions from which a director derives an improper personal benefit. The Registrant's Amended and Restated Articles of Incorporation (Exhibit 3.1 hereto) contain provisions limiting the liability of the directors to the Registrant and to its shareholders to the fullest extent permitted by Washington law.

     The above discussion of the WBCA and the Registrant's Bylaws and Amended and Restated Articles of Incorporation is not intended to be exhaustive and is qualified in its entirety by such statute, the Bylaws and the Amended and Restated Articles of Incorporation, respectively.

     The Registrant maintains officers' and directors' liability insurance on its directors and officers.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     A.  EXHIBITS.

    EXHIBIT
     NUMBER
 (REFERENCED TO
  ITEM 601 OF
REGULATION S-K)*                                 EXHIBIT DESCRIPTION
----------------     ---------------------------------------------------------------------------
        3.1          Amended and Restated Articles of Incorporation.(1)
        3.2          Bylaws.(2)
        4.1          Form of Common Stock Certificate.(2)
        4.2          See Exhibits numbered 3.1 and 3.2 for provisions of the Amended and
                     Restated Articles of Incorporation and Bylaws of the Company defining the rights of the holders of Common Stock.
        4.3          Purchase Agreement dated August 15, 1996 among the Company, PaineWebber
                     Incorporated and Wheat, First Securities, Inc.(3)
        4.4          Indenture dated as of August 22, 1996 between the Company and IBJ Schroder
                     Bank & Trust Company.(3)
        4.5          Registration Rights Agreement dated as of August 22, 1996 by and among the
                     Company, PaineWebber Incorporated and Wheat, First Securities, Inc.(3)
      **5.1          Opinion of Heller Ehrman White & McAuliffe.
       23.1          Consent of Ernst & Young LLP, Independent Auditors (see page II-5 hereto).
     **23.2          Consent of Heller Ehrman White & McAuliffe (included in Exhibit 5.1).
       24.1          Power of Attorney (see page II-4 hereto).

---------------
    * Unless otherwise indicated, exhibit is filed herewith.

   ** Exhibit is to be filed by amendment.

(1) Exhibit is incorporated by reference to an identically numbered exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

(2) Exhibit is incorporated by reference to an identically numbered exhibit to the Company's Registration Statement on Form S-1 (SEC File No. 33-90814).

(3) Exhibit is incorporated by reference to an identically numbered exhibit to the Company's Registration Statement on Form S-1 (SEC File No. 333-14427).

ITEM 17. UNDERTAKINGS.

     (a) Rule 415 Offering

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Filings Incorporating Subsequent Exchange Act Documents by Reference

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Indemnification for Liabilities

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on April 18, 1997.

                                          MIDCOM COMMUNICATIONS INC.

                                          By:    /s/ ROBERT J. CHAMBERLAIN
                                            ------------------------------------
                                                   Robert J. Chamberlain
                                                Executive Vice President and
                                                  Chief Financial Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Robert
J. Chamberlain and Steven P. Goldman, or either of them, his attorneys-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on the 18th day of April, 1997.

                  SIGNATURE                                         TITLE
---------------------------------------------   ---------------------------------------------

         By: /s/ WILLIAM H. OBERLIN                President, Chief Executive Officer and
---------------------------------------------                     Director
             William H. Oberlin                         (Principal Executive Officer)

        By: /s/ ROBERT J. CHAMBERLAIN           Executive Vice President and Chief Financial
---------------------------------------------         Officer (Principal Accounting and
            Robert J. Chamberlain                            Financial Officer)
            By: /s/ JOHN M. ZRNO                                  Director
---------------------------------------------
                John M. Zrno

           By: /s/ PAUL H. PFLEGER                                Director
---------------------------------------------
               Paul H. Pfleger

           By: /s/ JOHN M. OREHEK                                 Director
---------------------------------------------
               John M. Orehek

           By: /s/ SCOTT B. PERPER                                Director
---------------------------------------------
               Scott B. Perper

           By: /s/ KARL D. GUELICH                                Director
---------------------------------------------
               Karl D. Guelich

           By: /s/ MARVIN C. MOSES                                Director
---------------------------------------------
               Marvin C. Moses

          By: /s/ DANIEL M. DENNIS                                Director
---------------------------------------------
              Daniel M. Dennis

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of MIDCOM Communications, Inc. for the registration of 1,652,212 shares of its common stock and to the incorporation by reference therein of our reports dated March 21, 1997, with respect to the consolidated financial statements and schedules of MIDCOM Communications, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 1996, filed with the Securities and Exchange Commission.

                                                          /s/  ERNST & YOUNG LLP

April 18, 1997
Seattle, Washington